Hey ___

We're looking into raising a friends and family round of funding for Flux Hybrids on a crowdfunding platform called Wefunder.  I've attached the link here _____, which shows the our pitch, the investment details, and how you can get involved.  We'd love to give you the opportunity to get in early since you've been so supportive of us since our early days but want to emphasize that there is no pressure to do so. Check it out and let me know if you have any questions!

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thanks,

Micah Ulrich